[PEOPLES BANCORP INC. LETTERHEAD]

                                                     NEWS RELEASE

IMMEDIATE RELEASE                 Contact:John W. Conlon
April 25, 1997                        Peoples Bancorp Inc.
                                      Chief Financial Officer
                                      (614) 373-3155
                                          or
                                      Rebecca R. Jackson
                                      President and Chief Executive Officer
                                      (606) 739-4126



          PEOPLES BANCORP INC. AND GATEWAY BANCORP, INC.
                  SIGN LETTER OF INTENT TO MERGE

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    Marietta, Ohio - Peoples Bancorp Inc. Marietta, Ohio and Gateway
Bancorp, Inc. of Catlettsburg, Kentucky, announced today that they have signed a letter of intent providing for the acquisition by Peoples of Gateway and its wholly-owned savings bank subsidiary, Catlettsburg Federal Savings Bank.
    In the proposed transaction, Peoples proposes to acquire all of the issued and outstanding shares of Gateway common stock for a purchase price of $6.00 per share in cash plus a number of shares of the common stock of Peoples, which will result in an aggregate purchase price of $18.75 (the "Purchase Price"). Based on the closing price of the Peoples common stock on April 24, 1997, the stockholders of Gateway would receive .40 shares of
Peoples common stock.   The aggregate Purchase Price for the Proposed
Transaction, exclusive of payment for Gateway stock options, is $20,170,388. The transaction is subject to Peoples' receipt of permission from the OTS to enter into a definitive agreement with Gateway, which permission has been requested. The definitive agreement is expected to provide the Gateway stockholders with an election to receive all cash, all Peoples common stock or a combination of both, provided, however, that not more than 68% of the aggregate Purchase Price shall be paid in Peoples common stock. The definitive agreement will provide for a method of allocation in the event that Gateway stockholders elect to receive either more than 32% of the aggregate Purchase Price in cash or more than 68% of the aggregate Purchase Prince in Peoples common stock. All outstanding options to purchase Gateway common stock will be extinguished at the closing of the proposed transaction, with the consideration paid to the optionee (based on the difference between the Purchase Price per share of Gateway common stock and the applicable exercise price thereof) be paid by Peoples to each optionee 32% in cash and 68% in Peoples common stock. The aggregate Purchase Price for payment of the consideration for the Gateway stock options is approximately $383,250. Gateway will continue to operate under its present name as a subsidiary of Peoples with its present board of directors and management.
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    The merger is also subject to approval by the shareholders of Gateway and the appropriate Federal regulators. It is expected that the transaction will be consummated in approximately six months.
    Robert E. Evans, President and Chief Executive Officer of Peoples, said "Gateway is a well-managed and profitable institution serving an area which is a natural extension of Peoples' present market. We have known and respected the management of this institution and we look forward to being associated with them."
    Rebecca Jackson, Chief Executive Officer of Gateway, said of the transaction, "A merger with Peoples will be advantageous to all our constituencies - our shareholders, our employees, and the markets that we serve. The merger will allow us to expand the products and services we offer to our customers in all the communities we serve."
    Peoples is a multi-bank holding company with assets totalling $655 million on March 31, 1997. Gateway with assets of $66 million as of March 31, 1997, is headquartered in Boyd County, Kentucky and operates two branches.